U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 33-6505D

                                  Morlex, Inc.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

         Colorado                                    84-1028977
---------------------------------                 ----------------
(State or other jurisdiction of                   (I.R.S. employer
incorporation or formation)                     identification number)

c/o Resource Management Partners, Inc.
1690 Washington Avenue
Bohemia, NY 11716                                     11754
----------------------------------------            ---------
(Address of principal executive offices)            (Zip Code)

                    Issuer's telephone number (631) 738-0047

           Securities to be registered under Section 12(b) of the Act:

        Title of each class                Name of Exchange on which to be so
                                       registered each class is to be registered

  Common Stock, $.001 par value                       N/A
  -----------------------------                  --------------

      Securities to be registered under Section 12(g) of the Exchange Act:

                                      None
                             -----------------------
                                (Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

      Morlex, Inc. (the "Company" or the "Registrant") was incorporated in the State of Colorado on April 23, 1986, as what is commonly known as a blind pool. In January 1987, the Company, in a stock-for-stock exchange, acquired America OnLine, Inc. ("AOL#1"), a then wholly owned subsidiary of InfoSource Information Service, Inc. The Company changed its name from Morlex, Inc. to America Online, Inc. on July 17, 1987. AOL #1 was never affiliated with the well-known company of the same name. Since the termination of the business of the former AOL#1, the Company has been, and is currently, seeking the acquisition of, or merger with, an existing company. The Company has had no active business and no employees since 1994, and is currently considered a development stage company.

      On March 25, 2003, the Company's board of directors (the "Board of Directors") determined it was in the best interest of the Company to cease its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On March 28, 2003, the Company filed a Form 15 with the Securities and Exchange Commission (the "SEC"), thereby deregistering the Company's securities under the Exchange Act.

(b) Business of Issuer

      The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant. The Registrant has considered potential acquisition transactions with several companies, but as of this date has not entered into any definitive agreement with any party. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant has and will consider, among other things, the following kinds of factors:

      (a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

      (b) Competitive position as compared to others of similar size and experience within the industry segment, as well as within the industry as a whole;

      (c) Strength and diversity of management, either in place or scheduled for recruitment;

      (d) Capital requirements and anticipated availability of required funds, whether provided by the Registrant, or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

      (e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values;

      (f) The extent to which the business opportunity can be advanced;

      (g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

      (h) Other relevant factors.

      In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such opportunities extremely complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

      The manner in which the Registrant participates in an opportunity will depend not only upon the nature of the opportunity, but on the needs of the Registrant and the potential acquiree.

      It is likely the Registrant will acquire its participation in a business opportunity through the issuance of its common stock, par value $.001 per share ("Common Stock"), or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon the issuance to the stockholders of the acquired company of at least 80 percent of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances and depending in part on the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares. This could result in substantial additional dilution to the equity of those stockholders of the Registrant prior to such reorganization.

      The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

      In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

      It  is   anticipated   that  the   investigation   of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in loss to the Registrant of the related costs incurred.

(c) Reports to security holders.

      (1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

      (2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

      (3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      The Company has had no active business and no employees since 1994, and is currently considered a development stage company.

      On March 25, 2003, the Board of Directors determined it was in the best interest of the Company to cease its reporting obligations under the Exchange Act. On March 28, 2003, the Company filed a Form 15 with the SEC, thereby deregistering the Company's securities under the Exchange Act.

      Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

      The Company does not currently engage in any business activities that provide cash flow. During the next twelve months we anticipate incurring costs related to:

      (i) filing of Exchange Act reports, and

      (ii) costs relating to consummating an acquisition.

      We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

      The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. Alternatively, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

      None of our officers or directors has had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance we will properly ascertain or assess all significant risks.

      Our  management  anticipates  it will  likely be able to  effect  only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

      The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

      As of December 31, 2004, the Registrant had cash of $2,291, no other assets, total liabilities of $500 and total stockholders equity of $1,791. As of December 31, 2003, the Registrant had cash of $2,911 and no other assets and total liabilities of $500 and total stockholders equity of $2,411. Prior to the consummation of a potential business acquisition as described herein, management does not expect that the Registrant will have any significant capital requirements or will purchase any significant equipment or that there will be significant changes in the number of Registrant's employees. As of September 30, 2005, the Company had cash of $2,323 and no assets, total liabilities of $500 and total stockholders' equity of $1,823.

      The Registrant has not conducted any active operations for at least the last five years, except for the registration and sale of its securities. The Registrant's assets consist of a limited amount of cash. No revenue has been generated by the Registrant over the last three years. The Registrant will not have significant operations until, if ever, such time as it effects an acquisition.

Plan of Operation

      The Company has not realized any revenues from operations, and its plan of operation for the next twelve months shall be to continue its efforts to locate suitable acquisition or merger candidates. Although it is currently anticipated that the Company can satisfy its cash requirements, and that no additional funds need be raised, for at least the next twelve months, the Company can provide no assurance that it can continue to satisfy its cash requirements for such period.

Results of Operations

      The Company has not conducted any active operations in the past two fiscal years and for the nine months ended September 30, 2005, except for its efforts to locate suitable acquisition or merger transactions. No revenue has been generated by the Company during such period, and it is unlikely the Company will have any revenues unless it is able to effect an acquisition of, or merger with, an operating company, of which there can be no assurance.

ITEM 3. DESCRIPTION OF PROPERTY.

      The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

      The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock. Also included are the shares held by all executive officers and directors as a group.

                             Amount and Nature of
Name and                     Beneficial                  Percentage
Address                      Ownership (1)               of Class

Donald Barrick                 343,962                    35.40%
c/o Resource Management
Partners, Inc.
1690 Washington Avenue
Bohemia, NY 11716

Michelle Kaplan                343,962                    35.40%
150 S. Middleneck Road
Great Neck, NY 11021

All officers and
directors as a group           343,962                    35.40%


(1) Unless otherwise indicated herein and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder and directly owns all such shares in such stockholder's sole name. Within sixty (60) days of the date of this filing, none of the above persons has the right to acquire any further shares of Common Stock from options, warrants, rights, conversion privileges or other similar arrangement.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) Identification of Directors and Executive Officers.

A. Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name                       Age     Date of Election      Position

Donald Barrick             36      April 9, 2005         Director, President,
                                                         Secretary and Treasurer

Donald Barrick, 36. Donald W. Barrick is President, co-founder and principal shareholder of Resource Management Partners, Inc., a Bohemia, NY based finance company serving small to mid-sized companies. Mr. Barrick helped found the company in April 2000. Resource Management Partners, Inc. represents banks in servicing bank loans and provides escrow services with respect to such loans. Prior to April 2000, Mr. Barrick had been Chief Financial Officer of CTA Industries, Inc. (formerly American Rockwool Acquisition Corp.) since its inception in 1996. During that period, Mr. Barrick was also a Vice President with Branin Investments, Inc., a merchant banking firm in New York and equity sponsor of CTA Industries. Mr. Barrick received a Bachelor of Science in finance from the Cornell University School of Hotel Administration in 1991.

      The term of office of each director expires at the Company's annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Company's Board of Directors.

B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes it has inadequate financial resources at this time to hire such an expert. It is expected that a qualified financial expert would be retained following an acquisition.

ITEM 6. EXECUTIVE COMPENSATION.

      No compensation has been paid or accrued to any officer or director of the Registrant since 1994. Except as otherwise indicated in Item 7, the current officer and director is not being compensated by the Registrant. The Registrant has no current intent to issue shares of Common

Stock to management in connection with an acquisition. However, the Registrant may subsequently deem the issuance of Common Stock to management for services rendered in connection with an acquisition to be fair and reasonable to the Registrant and its public shareholders in light of the services rendered. In the event any Common Stock is issued for services rendered by management, they shall be issued in such an amount as the Board of Directors deems fair and reasonable to the Registrant and its public shareholders, and in compliance with management's fiduciary duties under state law. Officers and directors will be reimbursed for actual out-of-pocket expenses incurred on behalf of the Registrant as approved by the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

ITEM 8. DESCRIPTION OF SECURITIES.

(a) Common or Preferred Stock.

      The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000,000 shares of capital stock, all of which are shares of Common Stock. As of November 30, 2005, 971,765 shares of Common Stock were issued and outstanding.

      All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

      The description contained herein of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities. None.

(c) Other Securities To Be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Common Stock is not trading on the over-the-counter market or on the "Pink Sheets." The Company is not aware of any market activity in its stock during the fiscal year ended December 31, 2004 or during the current fiscal year.

(b) Holders. As of November 30, 2005, there were approximately 275 record holders of 971,765 shares of the Company's Common Stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for execution of the Registrant's business, as set forth herein.

ITEM 2. LEGAL PROCEEDINGS.

      There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

      None.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Title 7 of the Colorado Revised Statutes, as amended from time to time, provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, by-laws, agreement, a vote of stockholders or disinterested directors or otherwise.

      Our Certificate of Incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by Title 7 of the Colorado Revised Statutes, as amended from time to time, each person that such section grants us the power to indemnify.

      The Colorado Revised Statutes permit a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

      o any breach of the director's duty of loyalty to the corporation or its stockholders;

      o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      o payments of unlawful dividends or unlawful stock repurchases or redemptions; or

      o any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                           Page(s)
Report of Independent Registered Public Accounting Firm                                                      F-2

Financial Statements:
   Balance Sheets as of December 31, 2004, 2003 and September 30, 2005
   (unaudited)                                                                                               F-3

   Statements of Operations for the Cumulative Period During the Development
     Stage (January 1, 2000 to September 30, 2005) and for the Years Ended
     December 31, 2004, 2003 and for the Nine Months Ended September 30, 2005
     and 2004 (unaudited)                                                                                    F-4

   Statement of Changes in Shareholders' Equity (Deficit) for the Period from inception (January 1, 2000) to December 31, 2004 and for the unaudited
     nine month period ended September 30, 2005                                                              F-5

   Statements of Cash Flows for the Cumulative Period During the Development
     Stage (January 1, 2000 to September 30, 2005) and for the Years Ended
     December 31, 2004, 2003 and for the Nine Months Ended September 30, 2005
     and 2004 (unaudited)                                                                                    F-6

Notes to Financial Statements                                                                             F-7 - F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders
Morlex, Inc.
Bohemia, New York


We have audited the accompanying balance sheets of Morlex, Inc., a development stage company, as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' deficit and cash flows for the years then ended and the cumulative period (January 1, 2000 to December 31, 2004) during the development stage. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Morlex, Inc., a development stage company, as of December 31, 2004 and 2003, and the results of its operations, changes in shareholders' equity (deficit) and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                            LAZAR LEVINE & FELIX LLP


New York, New York
October 14, 2005

                                  MORLEX, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                                                                     September 30,             December 31,
                                                                                         2005              2004              2003
                                                                                     -----------        ---------         ---------
                                                                                     (unaudited)
                                                - ASSETS -
CURRENT ASSETS:
     Cash                                                                             $   2,323         $   2,291         $   2,911
                                                                                      ---------         ---------         ---------

TOTAL ASSETS                                                                          $   2,323         $   2,291         $   2,911
                                                                                      =========         =========         =========



                              - LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) -

CURRENT LIABILITIES:
     Accrued expenses                                                                 $     500         $     500         $     500
                                                                                      ---------         ---------         ---------
TOTAL CURRENT LIABILITIES                                                                   500               500               500
                                                                                      ---------         ---------         ---------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT):
     Common stock, $.001 par value; 1,000,000,000 shares authorized,
       971,765 shares issued and outstanding in 2004 and 2003                               972               972               972
     Additional paid-in capital                                                         397,798           393,798           393,798
     Accumulated deficit                                                               (341,027)         (341,027)         (341,027)
     Deficit accumulated during the development stage                                   (55,698)          (51,730)          (51,110)
     Treasury stock, at par - 221,605 shares                                               (222)             (222)             (222)
                                                                                      ---------         ---------         ---------
                                                                                          1,823             1,791             2,411
                                                                                      ---------         ---------         ---------
                                                                                      $   2,323         $   2,291         $   2,911
                                                                                      =========         =========         =========

                 See accompanying notes to financial statements.

                                  MORLEX, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                     Cumulative
                                                     During the
                                                     Development
                                                        Stage
                                                      (January 1,
                                                       2000 to
                                                     September 30,            December 31,                     September 30,
                                                        2005)              2004            2003             2005             2004
                                                      ---------        ---------        ---------        ---------        ---------
REVENUES                                              $      --       $       --        $      --        $      --        $      --
                                                      ---------        ---------        ---------        ---------        ---------
COSTS AND EXPENSES:
     Professional fees                                   44,436              500              835            3,878              500
     Filing fees                                         10,027               --            1,893               --               --
     Other expenses                                       1,235              120              100               90               90
                                                      ---------        ---------        ---------        ---------        ---------
                                                         55,698              620            2,828            3,968              590
                                                      ---------        ---------        ---------        ---------        ---------
NET LOSS                                              $ (55,698)       $    (620)       $  (2,828)       $  (3,968)       $    (590)
                                                      =========        =========        =========        =========        =========

LOSS PER SHARE - BASIC AND DILUTED                    $    (.07)       $      --        $      --        $      --        $      --
                                                      =========        =========        =========        =========        =========
WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING                                   750,160          750,160          750,160          750,160          750,160
                                                      =========        =========        =========        =========        =========

                 See accompanying notes to financial statements.

                                  MORLEX, INC.
                          (A Development Stage Company)
             STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                           Additional        Accumulated
                                                              Shares    Common stock    Paid-In Capital       Deficit
                                                              -------   -----------      --------------  ----------------
Balance at January 1, 2000                                    971,765   $       972      $      341,898  $       (341,027)
Capital contributed                                                -             -               16,500                -
Net loss for the year ended December 31, 2000                      -             -                   -                 -
                                                              -------   -----------      --------------  ----------------
Balance at December 31, 2000                                  971,765           972             358,398          (341,027)
Capital contributed                                                -             -               12,400                -
Net loss for the year ended December 31, 2001                      -             -                   -                 -
                                                              -------   -----------      --------------  ----------------
Balance at December 31, 2001                                  971,765           972             370,798          (341,027)
Capital contributed                                                -             -               13,000                -
Net loss for the year ended December 31, 2002                      -             -                   -                 -
                                                              -------   -----------      --------------  ----------------
Balance at December 31, 2002                                  971,765           972             383,798          (341,027)
Capital contributed                                                -             -               10,000                -
Net loss for the year ended December 31, 2003                      -             -                   -                 -
                                                              -------   -----------      --------------  ----------------
Balance at December 31, 2003                                  971,765           972             393,798          (341,027)
Net loss for the year ended December 31, 2004                      -             -                   -                 -
                                                              -------   -----------      --------------  ----------------
Balance at December 31, 2004                                  971,765           972             393,798          (341,027)
Capital contributed                                                -             -                4,000                -
Net loss for the nine months ended September 30, 2005
  (unaudited)                                                      -             -                   -                 -
                                                              -------   -----------      --------------  ----------------
Balance at September 30, 2005 (unaudited)                     971,765   $       972      $      397,798  $       (341,027)
                                                              =======   ===========      ==============  ================

                                                                   Deficit
                                                              Accumulated During
                                                                 the Development     Treasury     Total Shareholders
                                                                     Stage            stock       Equity (Deficit)
                                                              ------------------   ----------     ------------------
Balance at January 1, 2000                                    $           -        $     (222)        $   1,621
Capital contributed                                                       -                -             16,500
Net loss for the year ended December 31, 2000                        (18,938)              -            (18,938)
                                                              --------------       ----------         ---------
Balance at December 31, 2000                                         (18,938)            (222)             (817)
Capital contributed                                                       -                -             12,400
Net loss for the year ended December 31, 2001                        (12,938)              -            (12,938)
                                                              --------------       ----------         ---------
Balance at December 31, 2001                                         (31,876)            (222)           (1,355)
Capital contributed                                                       -                -             13,000
Net loss for the year ended December 31, 2002                        (16,406)              -            (16,406)
                                                              --------------       ----------         ---------
Balance at December 31, 2002                                         (48,282)            (222)           (4,761)
Capital contributed                                                       -                -             10,000
Net loss for the year ended December 31, 2003                         (2,828)              -             (2,828)
                                                              --------------       ----------         ---------
Balance at December 31, 2003                                         (51,110)            (222)            2,411
Net loss for the year ended December 31, 2004                           (620)              -               (620)
                                                              --------------       ----------         ---------
Balance at December 31, 2004                                         (51,730)            (222)            1,791
Capital contributed                                                       -                -              4,000
Net loss for the nine months ended September 30, 2005
  (unaudited)                                                         (3,968)              -             (3,968)
                                                              --------------       ----------         ---------
Balance at September 30, 2005 (unaudited)                     $      (55,698)      $     (222)        $   1,823
                                                              ==============       ==========         =========

                 See accompanying notes to financial statements.

                                  MORLEX, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                Cumulative During
                                              the Development Stage
                                                (January 1, 2000
                                                       to                     For the year ended           For the nine months ended
                                                  September 30,                  December 31,                    September 30,
                                                      2005)                  2004            2003             2005            2004
                                              ---------------------        --------        --------        --------        --------
                                                                                                                 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                       $(55,698)              $   (620)       $ (2,828)       $ (3,968)       $   (590)
     Increase in accrued expenses                       (980)                  --            (4,618)           --              --
                                                    --------               --------        --------        --------        --------
        Net cash used by operating
         activities                                  (56,678)                  (620)         (7,446)         (3,968)           (590)
                                                    --------               --------        --------        --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Capital contributed                              55,900                   --            10,000           4,000            --
                                                    --------               --------        --------        --------        --------
        Net cash provided by financing
        activities                                    55,900                   --            10,000           4,000            --
                                                    --------               --------        --------        --------        --------

NET (DECREASE) INCREASE  IN CASH                        (778)                  (620)          2,554              32            (590)

     Cash at beginning of period                       3,101                  2,911             357           2,291           2,911
                                                    --------               --------        --------        --------        --------
CASH BALANCE AT END OF PERIOD                       $  2,323               $  2,291        $  2,911        $  2,323        $  2,321
                                                    ========               ========        ========        ========        ========

                 See accompanying notes to financial statements.

                                  MORLEX, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
  (Information for the periods ended September 30, 2005 and 2004 is unaudited)

NOTE 1 -    DESCRIPTION OF COMPANY:

            Morlex, Inc., the Company, was incorporated under the laws of the State of Colorado on April 23, 1986. The primary activity of the Company was to seek merger or acquisition candidates. In January 1987, the Company, in a stock-for-stock exchange acquired America OnLine, Inc., a then wholly-owned subsidiary of Info Source Information Service, Inc. The Company simultaneously changed its name to America OnLine, Inc. ("AOL #1"). AOL #1 was never affiliated with the well-known company of the same name. On December 28, 1992, the Company terminated the business of AOL #1 and has had no active business operations since. On May 15, 1998, the name of the Company was changed back to Morlex, Inc. The Company is currently seeking potential business opportunities.

            As shown in the financial statements, the Company has incurred net losses and has an accumulated a deficit of $392,757 as of December 31, 2004 ($396,725 at September 30, 2005). It is management's assertion that these circumstances may hinder the Company's ability to continue as a going concern. As of the date of this report, management has not developed a formal plan to raise funds for either the Company's short or long term needs.

            In accordance with Statement of Financial Accounting Standards No. 7, the Company is being treated as a development stage company since January 1, 2000, the date the Company began devoting substantially all of their efforts to establish a new business.


NOTE 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

            The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

       (a)  Use of Estimates:

            In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

       (b)  Statements of Cash Flows:

            For purposes of the statements of cash flows the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

       (c)  Net Loss Per Common Share:

            Basic loss per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

                                  MORLEX, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003
  (Information for the periods ended September 30, 2005 and 2004 is unaudited)

NOTE 3 -    SHAREHOLDERS' EQUITY:

            On December 5, 2000, the shareholders of the Company, approved a reverse stock split whereby each issued and outstanding share of common stock, was converted into 0.001927029 of a share of common stock. Shareholders' equity was retroactively restated to give recognition to the reverse stock split by reclassifying from common stock to additional paid-in capital the par value of the number of shares that were eliminated as a result of the reverse stock split. In addition, all references in the financial statements and notes to the number of shares and per share amounts, reflect this reverse stock split.

            On June 14, 1999, the Company filed a Registration Statement under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on Form 10-SB, pursuant to which the Company sought to register its common stock under the Exchange Act. The Registration Statement became effective on August 14, 1999.

            During the years 2003, 2002, 2001 and 2000, the Company received capital contributions of $10,000, $13,000 $12,400 and $16,500, respectively from its officers.


NOTE 4 -    INCOME TAXES

            The Company has a net operating loss carryforward of approximately $107,000 which begins to expire in 2010. However, the Company's ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. A portion of the Company's net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock. In addition, no deferred tax asset has been reflected due to the fact that it is not likely to be utilized at the current time.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number      Description

  3.1       Registrant's Certificate of Incorporation

  3.2 Registrant's Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to Registrant's Form 10-KSB filed on March 29, 2001)

  3.3 Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.3 to Registrant's Form 10-SB filed on June 14, 1999)

SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2005              MORLEX, INC.


                                    By:/s/ Donald Barrick
                                       ------------------
                                    Name: Donald Barrick
                                    Title:   President